[redacted]

11015951

UNITED STATES
SECURITIES AND EXCHANGE COM
Washington, D.C. 20549

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	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66920

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ASCENTAGE ADVISORS, LLC

OFFICIAL USE ONLY
FIRM I.D..NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 PILLSBURY STREET, SUITE 405
(No. and Street)

CONCORD (City) NH (State) 03301 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

THEODORE CHUMAS (603) 227-0500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KAHN, LITWIN, RENZA & CO., LTD.
(Name – *if individual, state last, first, middle name*)

800 SOUTH STREET, SUITE 300 (Address) WALTHAM (City) MA (State) 02453 (Zip Code)

SEC
Mail Processing
Section
FEB 22 2011
Washington, DC
122

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 23 2011
WASHINGTON, D.C.
211

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, THEODORE CHUMAS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ASCENTAGE ADVISORS, LLC, as of DECEMBER 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Theodore P. Chumas
Signature

Partner
Title

Pamela C. Watson
Notary Public

PAMELA C. WATSON
Notary Public - New Hampshire
My Commission Expires April 9, 2013

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditors' report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

- [ ] (p) Schedule of segregation requirements and funds in segregation - customers' regulated commodity futures account pursuant to Rule 171-5.

ASCENTAGE ADVISORS, LLC

**Financial Statements
and Supplementary Information**

Years Ended December 31, 2010 and 2009

(With Independent Auditors' Report Thereon)

Kahn, Litwin, Renza & Co., Ltd.
Providence • Boston • Waltham • Newport

800 South Street, Suite 300, Waltham, MA 02453
Phone: 781-547-8800 • Fax: 781-547-8801
Email: TrustedAdvisors@KahnLitwin.com • www.KahnLitwin.com

KLR

Certified Public Accountants and Business Consultants

ASCENTAGE ADVISORS, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

Years Ended December 31, 2010 and 2009

Kahn, Litwin, Renza & Co., Ltd.
Providence • Boston • Waltham • Newport

800 South Street, Suite 300, Waltham, MA 02453
Phone: 781-547-8800 • Fax: 781-547-8801
Email: TrustedAdvisors@KahnLitwin.com • www.KahnLitwin.com

KLR

Certified Public Accountants and Business Consultants

INDEPENDENT AUDITORS' REPORT

To the Members of
Ascentage Advisors, LLC

We have audited the accompanying statements of financial condition of Ascentage Advisors, LLC (the Company) as of December 31, 2010 and 2009, and the related statements of income, changes in members' equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ascentage Advisors, LLC as of December 31, 2010 and 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedules 1 and 2 are presented for the purposes of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kahn, Litwin, Renza & Co., Ltd.

January 28, 2011

ASCENTAGE ADVISORS, LLC
STATEMENTS OF FINANCIAL CONDITION
December 31, 2010 and 2009

	2010	2009
Assets		
Cash	$ 12,376	$ 21,837
Accounts receivable	16,423	-
Total Assets	**$ 28,799**	**$ 21,837**
Members' Equity		
Members' capital	$ 28,799	$ 21,837
Total Members' Equity	**$ 28,799**	**$ 21,837**

See accompanying notes to financial statements and independent auditors' report.

ASCENTAGE ADVISORS, LLC
STATEMENTS OF INCOME
Years Ended December 31, 2010 and 2009

	2010	2009
Revenue:		
Consulting income	$ 294,822	$ 359,628
Investment income	8	29
	294,830	**359,657**
Expenses:		
Payments made to members	192,975	239,000
Professional fees	80,202	101,653
Office expenses	6,619	8,614
Regulatory fees	2,908	3,233
Taxes other	2,439	1,540
Dues and subscriptions	1,207	150
Insurance	662	-
Travel	465	-
Franchise tax	250	250
Bank charges	141	-
	287,868	**354,440**
Net Income	**$ 6,962**	**$ 5,217**

See accompanying notes to financial statements and independent auditors' report.

ASCENTAGE ADVISORS, LLC
STATEMENTS OF CHANGES IN MEMBERS' EQUITY
Years Ended December 31, 2010 and 2009

		Members' Equity
Balance, December 31, 2008	**$**	**16,620**
Net income		5,217
Balance, December 31, 2009		**21,837**
Net income		6,962
Balance, December 31, 2010	**$**	**28,799**

See accompanying notes to financial statements and independent auditors' report.

ASCENTAGE ADVISORS, LLC
STATEMENTS OF CASH FLOWS
Years Ended December 31, 2010 and 2009

	2010	2009
Cash Flows from Operating Activities:		
Net income	$ 6,962	$ 5,217
Changes in operating assets and liabilities:		
Accounts receivable	(16,423)	-
Net cash (used) provided by operating activities	**(9,461)**	**5,217**
Cash, beginning of year	**21,837**	**16,620**
Cash, end of year	**$ 12,376**	**$ 21,837**

See accompanying notes to financial statements and independent auditors' report.

ASCENTAGE ADVISORS, LLC
NOTES TO FINANCIAL STATEMENTS
Years Ended December 31, 2010 and 2009

1. Nature of Operations

Ascentage Advisors, LLC (the Company) was organized in the State of Delaware on January 27, 2005 to conduct business as a registered broker-dealer under the Securities and Exchange Act of 1934. The Company acts principally as a representative of business clients in the private placements of their securities, arising from mergers, acquisitions, divestitures, recapitalizations, debts, mezzanine and equity financing.

2. Summary of Significant Accounting Policies

This summary of significant accounting policies of the Company is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Revenue Recognition
The Company enters into contracts with customers calling for consulting fees to be paid during the term of the arrangement. Accordingly, management recognizes consulting fees in revenue when persuasive evidence of an arrangement exists, the services outlined in the contract have been performed, the price of the contract is fixed or determinable, collection is reasonably assured and the services for the transactions are substantially completed.

Income Taxes
The Company is a Limited Liability Company and is taxed as a partnership for federal income tax purposes whereby its members report all items of income and loss on their individual income tax return. Accordingly, no taxes on income have been provided. The federal income tax returns of the Company for 2007, 2008 and 2009 are subject to examination by the Internal Revenue Service, generally for three years after they were filed.

In 2009, the Company adopted authoritative guidance pertaining to uncertain tax positions. Such adoption did not impact the Company's financial position or results of operations.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

ASCENTAGE ADVISORS, LLC
NOTES TO FINANCIAL STATEMENTS
Years Ended December 31, 2010 and 2009

Subsequent Events
Management has evaluated subsequent events through January 28, 2011, which is the date these financial statements were available to be issued.

3. Subordinated Liabilities

The Company did not have any subordinated liabilities at any time during the year.

4. Net Capital Requirements

As a broker-dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines which require the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as defined, not exceeding 15 to 1.

The Company's net capital as computed under Rule 15c3-1 was $12,376 and $21,837 at December 31, 2010 and 2009, respectively, which exceeded required net capital of $5,000 by $7,376 and $16,837, respectively, and did not differ from the unaudited calculation of net capital submitted with the Company's Form X-17A-5 Part II filings for those years. The Company's ratio of aggregate indebtedness to net capital was 0% at December 31, 2010 and 2009.

5. Revenue Concentration

For the year ended December 31, 2010, three customers accounted for approximately 92% of revenue. For the year ended December 31, 2009, two customers accounted for approximately 99% of revenue.

6. Related Party Transactions

The Company is co-located with a sister entity, Ascentage Group, LLC (the Sister). Under an agreement dated June 30, 2005, the Sister provides certain services to the Company for various administrative services and use of its facilities. These amounts are paid monthly and are subject to periodic review. During 2010 and 2009, the Company paid $3,000 of management fees to its Sister to cover these expenses.

7. Supplemental Cash Flow Information

During 2010 and 2009, the Company expended $2,689 and $1,790, respectively, on state taxes.

ASCENTAGE ADVISORS, LLC
COMPUTATIONS OF NET CAPITAL PURSUANT TO RULE 15C3-1
December 31, 2010 and 2009

	2010	2009
Aggregate indebtedness:	**$ -**	**$ -**
Net capital:		
Members' capital	$ 28,799	$ 21,837
Adjustments to net capital:		
Accounts receivable	(16,423)	-
Net capital, as defined	**$ 12,376**	**$ 21,837**
Net capital requirement	**$ 5,000**	**$ 5,000**
Net capital in excess of requirement	**$ 7,376**	**$ 16,837**
Ratio of aggregate indebtedness to net capital	**0%**	**0%**

No material differences existed between the Company's net capital calculated above and the amount reported on the December 31, 2010 and 2009 unaudited Form X-17A-5 Part II filings.

ASCENTAGE ADVISORS, LLC
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
Years Ended December 31, 2010 and 2009

Ascentage Advisors, LLC is exempt from the requirements of Securities and Exchange Commission Rule 15c3-3 because it does not hold funds or securities for the accounts of its customers, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

See accompanying independent auditors' report.

Kahn, Litwin, Renza & Co., Ltd.
Providence • Boston • Waltham • Newport

800 South Street, Suite 300, Waltham, MA 02453
Phone: 781-547-8800 • Fax: 781-547-8801
Email: TrustedAdvisors@KahnLitwin.com • www.KahnLitwin.com

KLR

Certified Public Accountants and Business Consultants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Members of
Ascentage Advisors, LLC

In planning and performing our audits of the financial statements of Ascentage Advisors, LLC (the Company) as of and for the years ended December 31, 2010 and 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe that a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010 and 2009, to meet the SEC's objectives.

This report is intended solely for information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kahn, Litwin, Renza & Co., Ltd.

January 28, 2011